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                                                                  Exhibit (a)(3)

1998 Annual Report                                                April 30, 1999
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                  [Everflow Eastern Partners, L.P. Letterhead]

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Newsletter

TO OUR EVERFLOW PARTNERS . . .

     Everflow Eastern Partners, L.P. continues to achieve excellent drilling results. The Company incurred development costs of $4.7 million, including $348 thousand of purchased producing oil and gas properties and excluding prepaid well costs, in adding 4.8 million MCF of natural gas and 67 thousand barrels of crude oil reserves. The value of these additions amounted to $6.0 million using the Standardized Measure of Discounted Future Net Cash Flows, which discounts estimated future net cash flows by 10% annually. The Standardized Measure of Discounted Future Net Cash Flows increased by $5.4 million between December 31, 1997 and 1998 due primarily to revisions of previous estimates. Total assets of the Company amounted to $56.6 million with partners' equity accounting for $52.2 million. The Company continually evaluates whether the Company can develop oil and gas properties at historical levels given the current costs of drilling and development activities, the current prices of oil and gas, and the Company's experience with regard to finding oil and gas in commercially productive quantities. If the Company is unable to do so, it could be determined that it is in the best interests of the Company and its Unitholders to reorganize, liquidate or sell the Company. Recently, management has explored the possible sale of the Company. Although management may, from time to time, continue to engage in discussions concerning a potential sale, management does not intend to pursue actively a sale of the Company at the present time. Management will continue to evaluate other alternatives to maximize Unitholder value.
     As you know, the Company entered into long-term "seasonal" contracts with The East Ohio Gas Company beginning in September 1991. These contracts cover the majority of our natural gas production and provide favorable pricing. The most resent annual price adjustment under these contracts occurred in November 1998. The amount of this adjustment was a $.19 per MCF decrease in natural gas pricing for wells subject to these contracts. Oil prices, on the other hand, have decreased ranging from a high of $23.50 per barrel in January 1997 to a low of $8.50 per barrel in December 1998.

FINANCIAL REPORT
     Enclosed with this Newsletter is the following financial information:
     - Everflow Eastern Partners, L.P. audited financial statements for the year ended December 31, 1998, including Notes to Consolidated Financial Statements.
     - "Management's Discussion and Analysis of Financial Condition and Results of Operations" taken from the Company's Form 10-K Annual Report filed with the Securities and Exchange Commission.

RESERVE REPORT
     Enclosed is a copy of the letter prepared by Wright & Company, Inc., Petroleum Consultants, including a summary report of the remaining oil and gas reserves, future net income and standardized measure of discounted future net income for all properties in which the Company owns an interest. The Company's reserve analysis as well as additional oil and gas information can be found in the enclosed financial statements (see Note 10).

REPURCHASE RIGHT
     As you know, the Partnership Agreement for Everflow Eastern Partners, L.P. provides that each year the Company will repurchase for cash up to 10% of the then outstanding Units of the Partnership.
     Between April 30, 1999 and June 30, 1999, you as a Unitholder of the Company, may exercise your right to require the Company to purchase all or any (whole) number of your Units at a price equal to 66% of the Adjusted Book Value as of December 31, 1998, as adjusted for distributions since that date.
     Management of the Company is aware of private trades of Units between Unitholders which are slightly higher than the Purchase Price.
     Based on the enclosed audited financial statements, the Purchase Price this year is $5.79 per Unit calculated as follows:


       Total partners' equity at December 31, 1998            $ 52,171,000
       Add:
            Standardized Measure of Discounted
            Future Net Cash Flows                               51,479,000
            Tax effect adjustment                                1,234,000
                                                              ------------
                                                                52,713,000

      Deduct:
            Carrying value of oil and gas properties
            (net of undeveloped lease costs
            and prepaid well costs):
                Historical cost                                107,583,000
                Accumulated depreciation,
                depletion and amortization                      61,012,000
                                                              ------------
                                                                46,571,000

      Adjusted Book Value                                       58,313,000
      66% of Adjusted Book Value                                38,487,000
      98.92% Limited Partners' share                            38,073,000
      Unit price based on 6,172,537 Units                     $      6.165
      Distribution - January 4, 1999                                  .125
      Distribution - April 1, 1999                                    .250
                                                              ------------
      Calculated Purchase Price                               $       5.79
                                                              ============

     Management of the Company believes that the Purchase Price may be less than the value which could be realized by the Unitholders in the event of a liquidation or sale of the Company.
     The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. In the event you as a Unitholder elect to consider such right under the Partnership Agreement, instructions on how to do so are also explained in detail in the enclosed materials.

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